1-14970

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2002

Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company's core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as telecommunications, gas and water distribution, Internet-related businesses and other communication services. The Company's outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company's businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers' demand, including general economic conditions, industry trends, and increased competition in each of the Company's markets; the Company's ability to implement successfully its cost reduction program; the Company's intention to develop new businesses or expand non-core businesses; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Enel

(4)

Press Release

SFERA (ENEL GROUP) AND THE ITALIAN INSTITUTE OF MANAGERS (IDI) IN E-LEARNING SERVICES ACCORD

Rome, April 19, 2002 – Sfera, the Enel Group company dedicated to the training and enhancement of human resources, will supply the Italian Institute of Managers (Istituto Dirigenti Italiani or IDI) - a foundation involved in the planning of training curricula specifically for small and medium-sized companies - with courses in e-learning.

The accord represents the first step in a wider collaboration between the two groups and is based on the offer of management, conduct and computer courses. The possibility of utilizing qualified, long-distance curricula consolidates IDI's commitment to the development of new models of learning and valorization of managers in a modern environment.

For Sfera, the agreement constitutes an important opportunity to extend its on-line learning proposals to the world of small and medium-sized companies.

The courses, available to members directly from IDI's website, were designed and produced by Sfera in collaboration with some of the most prestigious sector operators in Italy and abroad (such as Istud and NETg) and the training solutions offered, both in the classroom and long-distance, employ personalized teaching methods which optimize the active participation through an inductive approach to the subjects dealt with and the use of "learning by doing" techniques.

The online training constitutes for IDI a strategic and innovative lever for the qualification of its own managerial offerings, maintaining a high level of management skills within companies and guaranteeing that managers' professional skills will be continually updated.

Enel

Notice of Ordinary and Extraordinary Shareholders' Meeting

An ordinary and an extraordinary meeting of the shareholders (together, the "Meetings") of Enel S.p.a. ("Enel") will be held at the *"Parco della Musica"* Auditorium, 30 Viale Pietro de Coubertin, Rome at 10 a.m. on May 24, 2002 (first call) and, if necessary, at 10 a.m. on May 25, 2002 (second call) to discuss and resolve on the following

AGENDA

Ordinary Meeting:

1. Financial statements of Enel for the year ended December 31, 2001. Reports of the Board of Directors, the Board of Statutory Auditors and the External Auditors. Related resolutions. Presentation of the consolidated financial statements for the year ended December 31, 2001.
2. Allocation of the net income for the year.
3. Authorization to purchase and dispose of own shares.
4. Determination of the number of the members of the Board of Directors.
5. Determination of the term of the Board of Directors.
6. Election of the members of the Board of Directors.
7. Election of the Chairman of the Board of Directors.
8. Determination of the compensation of the Chairman of the Board of Directors and of the Directors.
9. Appointment of the External Auditors for 2002, 2003 and 2004.

Extraordinary Meeting:

1. Requisites of professionalism and honorableness of the members of the Board of Statutory Auditors: amendment of article 28 of the Bylaws.

Shareholders who submit the required certification of share ownership, issued by an authorized securities dealer in accordance with applicable law, are entitled to participate in the Meetings.

The proposed financial statements of Enel and the consolidated financial statements for the year ended December 31, 2001, together with the respective reports of the Board of Directors, have been at the public's disposal at registered offices of Enel and Borsa Italiana S.p.A. since April 2, 2002.

The Directors' reports regarding the items on the agenda, which are required under Italian law, will be made available to the public at the registered offices of Enel and Borsa Italiana S.p.A. as from May 9, 2002, and shareholders may request a copy thereof.

In accordance with the Bylaws, the members of the Board of Directors will be elected by voting for slates, with the exception of the Director who may be appointed by the Minister of the Economy, in agreement with the Minister of Productive Activities, according to the powers specified in article 2, paragraph 1, of Decree Law n. 332 of May 31, 1994 (which was converted with amendments into Law n. 474 of July 30, 1994) and the provisions of article 6.2, letter d) of the Bylaws.

Slates of candidates for the office of Director may be presented by shareholders who, alone or together with other shareholders, represent at least 1% of the shares entitled to vote at ordinary shareholders' meetings candidates for the office of Director must possess the requisites of honorableness required by Decree n. 516 of December 30, 1998 of the Minister of the Treasury, the Budget and Economic Planning.

The presentation, filing and publication of the slates must take place according to the procedures and by the deadlines provided for by the Bylaws. In this regard, in consideration of the fact that the number of the members of the Board of Directors is to be determined by the same Meetings and that, in addition, in the event that Directors leave office before the end of their term the mechanism of obliged co-optation provided for by article 17.5 of the Bylaws (which requires, where possible, that Directors who leave office be replaced by candidates from their slate who were not elected) is effective, it is advisable that the slates contain a sufficiently large number of candidates.

You are reminded that the Self-Regulation Code of listed companies suggests that, together with the slates, exhaustive written information on the personal and professional characteristics of the candidates be filed.

In order to facilitate verification of their right to participate in the Meetings, shareholders and others entitled to vote may submit the documentation certifying said right to Enel's Department of Corporate Affairs either by mail (Address: 137 Viale Regina Margherita – 00198 Rome, Italy; copies are accepted) or via facsimile at ++39 06 8509 5028 no later than two days prior to the date of the first call of the Meetings.

In order to facilitate verification of their authority, representatives of shareholders or any other person entitled to vote who intend to participate in the Meetings may submit the documentation certifying their authority to Enel's Department of Corporate Affairs in the ways and by the deadlines specified in the preceding paragraph.

Experts, financial analysts and accredited journalists who wish to attend the Meetings must submit a special request to Enel's Department of Corporate Affairs by mail or fax (at the above address or number) no later than two days prior to the date of the first call of the Meetings.

The offices responsible for personal identification and verification of the right to participate in the Meetings will be open from 8:30 a.m. on May 24, 2002 in connection with the first call thereof and from 8:30 a.m. on May 25, 2002 in connection with the second call thereof.

Should you have any questions or require additional information, please contact our shareholder information service at ++39 06 8834 5212 (phone) or ++39 06 8834 5203 (fax).

Enel

Notice to the public

Invitation for the submission of indications of interest for the acquisition of Enel's entire participation in the share capital of Interpower S.p.A.

Pursuant to the provisions set forth in the Decree issued on 16th March 1999, n. 79, the Decree of the President of the Council of Ministers issued on 4th August 1999 (the "DPCM"), the Decree of the Ministry of Treasury and the Ministry of Industry issued on 25th January 2000 (the "Treasury Decree") and the Decree of the President of the Council of Ministers issued on 8th November 2000 (the "Second DPCM"), Enel S.p.A. ("Enel") is selling approximately 15,000 MW of net installed capacity through the disposal of generating plants which have been split among three newly established companies, Elettrogen S.p.A. ("Elettrogen"), Eurogen S.p.A. ("Eurogen") and Interpower S.p.A. ("Interpower" or the "Company").

The Interpower disposal process, based on the current regulatory framework, follows the sale procedures of Elettrogen and Eurogen and envisages the disposal of the entire participation in the share capital of the Company equal to 94,588,758 ordinary shares of nominal value of € 1 each (the "Participation"). The disposal of the Participation will take place by way of a direct negotiated sale, in accordance with requirements of transparency and competitiveness (the "Sale Procedure"), also in order to achieve a stable shareholding which complies with the obligations set forth in the divestiture plan as approved in the DPCM (the "Divestiture Plan"), with the requirements and guidelines set forth in the Second DPCM and with those included in the memorandum of understanding signed between the Ministry of Industry, the Trade Unions and Enel on 4th October 1999 (the "MoU").

Enel has engaged Credit Suisse First Boston (Europe) Limited, Lehman Brothers International SIM S.p.A. and Merrill Lynch International as its financial advisors for the purpose of this transaction (the "Financial Advisors").

Interested parties admitted to the Sale Procedure will be required to submit an industrial plan for Interpower (the "Industrial Plan") and to make a cash offer for the Participation. Enel reserves the right to receive from the final buyer consideration in forms other than cash, in whole or in part, for the Participation.

1. Interpower

Interpower, whose assets were previously owned by Enel, was established as a separate legal entity by Enel on 1st October 1999. As of 31st December 2001, Interpower employs 934 individuals and has three thermal plants and one hydro to combined cycle gas turbine technology. The shares of Interpower are not listed on any stock exchange.

Interpower Net Generating Capacity

Plant Name	*Location*	*MW*
Vado Ligure	Savona	1,200
Torrevaldaliga Sud	Roma	937
Napoli Levante	Napoli	411
Total Thermal Capacity		**2,548**
Nucleo di Genova	Genova	63
Total Hydro Capacity		**63**
Total Capacity		**2,611**

2. The Sale Procedure

In compliance with the DPCM and the Treasury Decree, Enel hereby solicits the submission of indications of interest for the acquisition of the Participation. Such interest may be expressed by companies individually or in conjunction with other entities, reciprocally bound by shareholders' agreements or any other similar agreements, including through one or more *ad hoc* companies (a "Bidding Group").

This invitation is extended to all legal entities, Italian or foreign, created in accordance with the laws of their respective country of incorporation, but not to individuals.

Parties that are in liquidation or are subject to bankruptcy procedures or to any other proceedings involving the termination of business activities or insolvency will not be admitted to the Sale Procedure.

The indication of interest must take the form of a letter executed by a legal representative of the interested party (the "Letter of Indication of Interest") and, together with all documents indicated below, all of which may be submitted in Italian or English, shall be delivered in one original (together with four copies certified by the interested party to be in conformity with the original), by no later than 5 p.m. (Italian time) on May 13th, 2002, to the following address:
INTERPOWER SALE PROCEDURE
Attn. of Paolo Pallotti
Enel S.p.A.
Viale Regina Margherita, 137
00198 Rome (Italy)

In the event a Bidding Group expresses interest, the members or shareholders of the Bidding Group shall submit a joint Letter of Indication of Interest, executed by their respective legal representatives, appointing a common representative of the Bidding Group (and of each member or shareholder of the Bidding Group) for all phases of the Sale Procedure and indicating the pro-rata participation of each member or shareholder in the Bidding Group. In the case of a Bidding Group, each member or shareholder of the Bidding Group shall be jointly and severally liable for all representations made, information provided by the interested party and all obligations arising from the acquisition of the Participation.

Following a review of the financial and operating resources of the interested party, Enel may require that any direct or indirect controlling shareholder (whether exercising control jointly or solely) of the interested party and, in the case of Bidding Groups, any direct or indirect controlling shareholder (whether exercising control jointly or solely) of any shareholder or member of the Bidding Group, agree to accept joint and several responsibility for any and all obligations arising from the acquisition of the Participation, as a condition to its participation to subsequent phases of the Sale Procedure.

No interested parties, and in the case of Bidding Groups, no shareholder or member of the Bidding Group may submit, directly or indirectly, more than one indication of interest.

The following documentation must be enclosed with the Letter of Indication of Interest:

- copy of the articles of association and company by-laws or equivalent corporate documentation;
- list of names, titles and terms of office of each member of each corporate body of the interested party (Board of Directors, Board of Statutory Auditors and any other relevant body);
- non-consolidated and consolidated financial statements of the interested party, if available, and non-consolidated and consolidated financial statements of the parent company/companies, if available, in each case for the last three financial years or, for companies established for less than three years, all available financial statements (such financial statements shall be accompanied by the reports of the Board of Directors, Board of Statutory Auditors and any other relevant body, as well as any independent auditors' report);
- description of the shareholding structure of the interested party, including the ultimate controlling entities;
- list of each shareholder holding 2% or more of the shares of the interested party and in any event the ten largest shareholders of such interested party, their corporate and legal characteristics, the group of companies to which each belongs, if any, as well as the existence and key terms of any shareholders agreements;
- brief description of the business activities of the interested party and, if applicable, of the group of companies to which the interested party belongs and/or of the parent company of the interested party, including any relevant information describing their respective business and financial structure;
- a description of the power generation facilities by fuel type and by location owned directly and/or indirectly by the interested party;
- declaration that the interested party is not under liquidation, or bankruptcy procedures or any other procedures involving the termination of business activities or insolvency;
- confirmation of the absence of any conflicts of interest with regard to the Sale Procedure and details regarding any relevant relationships with Enel;
- confirmation that you are not a public entity or a public corporation, as defined in Article 1 of EC Directive 93/38 and in the implementing Legislative Decree n. 158 of March 15, 1995, and that public entities or public corporations (as defined above) do not hold, individually or in the aggregate, more than 30% of the share capital of the interested party or in case the interested party cannot provide such

composition of its Bidding Group in order to comply with such limit before the execution of the sale and purchase agreement for the Participation;

- indication of the amount of the total net worth and, if available, of the consolidated net worth of the interested party (or, if applicable, of the net asset value or of the assets under management) as of a date close to that of the expression of interest;
- an undertaking not to take any action or otherwise act in a manner which could adversely influence the Sale Procedure;
- declaration of the truthfulness and validity of the above-mentioned documentation and information;
- name and telephone number of the contact person of the interested party; and indication of the financial, legal advisors and other consultants assisting the interested party.

In the case of a Bidding Group, the Letter of Indication of Interest shall include the documentation and the information listed in the preceding paragraph with regard also to each member or shareholder of the Bidding Group.

In case certain of the requested documentation has been submitted to Enel in the context of the disposal process of Eurogen and such information is still current, the submission of such documentation may be substituted with a declaration to such effect included in the Letter of Indication of Interest.

Interested parties should direct any inquiry for further information exclusively to the Financial Advisors (in writing), as set forth below:

Credit Suisse First Boston (Europe) Limited
Ted Capuano
One Cabot Square
London E14 4QJ
Tel: +44 20 7888 1884
Fax: +44 20 7888 8397
Email: ted.capuano@csfb.com

Lehman Brothers Europe Limited
John Lange
One Broadgate
London EC2M 7HA
Tel: +44 20 7256 4743
Fax: +44 20 7260 1684
Email: gencos@lehman.com

Merrill Lynch International
Raffaele Mellone
Largo di Fontanella Borghese 19
00186 Roma
Tel: +39 06 6840 1802
Fax: +39 06 6813 5284
Email: raffaele_mellone@ml.com

Enel will verify whether the interested party and the Letter of Indication of Interest meet the aforementioned requirements for the purpose of admission to the subsequent phase of the Sale Procedure. The Financial Advisors will send to the interested parties admitted to the subsequent phase of the Sale Procedure, and, in the case of a Bidding Group, also to each member or shareholder of the Bidding Group, a confidentiality agreement to be signed and returned to Enel. Upon timely receipt of a copy of such agreement executed by the interested parties, and in the case of a Bidding Group, by each member or shareholder of the Bidding Group, the Financial Advisors will send to such parties admitted to the subsequent phase of the Sale Procedure copies of the Information Memorandum concerning Interpower and of other documentation related to the Sale Procedure which may be used by such interested parties for the sole purpose of presenting a preliminary and non-binding offer for the acquisition of the Participation. Such offer shall include, but not be limited to, the Industrial Plan, which

3. Miscellaneous

This invitation and the receipt of any Letter of Indication of Interest do not constitute any obligation of, or undertaking by, Enel to sell to any of the interested parties, nor shall it give rise to any obligation on the part of Enel to any interested party (including the payment of intermediary, advisory or consulting fees). Enel, in agreement with the Minister of Economy and Finance and the Minister of Industrial Activities, at any time and without any obligation to provide explanations, reserves the right to withdraw from any sale negotiations with the interested parties, regardless of the status of such negotiations, to modify the terms, methods and conditions of the Sale Procedure, as well as to enter into an exclusive relationship with any party. The exercise of such rights shall not entitle the interested parties to any claim, under whatever title, for compensation of damages and/or expenses incurred.

This letter is an invitation to express interest in the acquisition of the Participation and represents neither a public offer pursuant to Article 1336 of the Italian Civil Code, nor a solicitation of investment under Articles 94 and seq. of the Italian Legislative Decree No. 58 of 24th February 1998.

All information received by interested parties will be treated in compliance with the provisions set forth in the Italian Law No. 675 of 31st December 1996. Pursuant to Article 10 of that law, personal data will be treated in compliance with interested parties' rights and their privacy. The data received by interested parties will be used to verify both the eligibility of the interested parties to participate in the Sale Procedure of Interpower and the proper implementation of the Sale Procedure.

Each interested party admitted to the Sale Procedure, and in the case of a Bidding Group, each member or shareholder of a Bidding Group admitted to the Sale Procedure, may submit, directly or indirectly, only one offer.

In addition, in accordance with the Treasury Decree, the buyer of Elettrogen, the buyer of Eurogen, and each controlling member or shareholder of the Bidding Group that acquired Elettrogen and Eurogen, respectively, cannot purchase or control, directly or indirectly, Interpower.

This invitation and the Sale Procedure are subject to and regulated by Italian Law. Any dispute arising in connection hereof shall be subject to the exclusive jurisdiction of the Courts of Rome. In the event of any discrepancy between this English language version and the Italian language version of this letter, the Italian language version shall prevail. Such Italian language version is being published in the Italian newspapers *Il Sole 24 Ore, Corriere della Sera, La Repubblica* and *Milano Finanza* and on the Enel web site (www.enel.it) and is also available upon request from the Financial Advisors.

12

Enel

Press Release

ENEL REACHES AGREEMENT WITH UNIONS ON PRODUCTIVITY AND RESULTS BONUSES

Rome, April 30, 2002 – Enel and the union organizations of the electricity industry have reached an agreement on the payment of productivity and results bonuses.
The agreement reached was to the full satisfaction of both parties.
The productivity and results bonus is negotiated each year with the union organizations on the basis of the company's profits and this year takes into consideration the Group's excellent results.

Enel

Press Release

SFERA (ENEL GROUP) PRESENTS ITS RANGE OF TRAINING AND E-LEARNING PRODUCTS AND SERVICES AT "FORUM P.A. 2002"

Rome, May 6-10, 2002 – Sfera, the Enel Group company that deals in training processes and the valorization of human resources is present at the 13th edition of Forum P.A (dedicated to Civil Service issues), which will take place at the "Fiera di Roma" from May 6 to 10.

Forum P.A. 2002 comes at a particularly important moment for the Civil Service which is going through a process of substantial change, as called for the federalist reform of the State.

In this context, Sfera will display its offer of products, certificated by universities and prestigious international training institutes and characterized by a personalized teaching approach and the use of an advanced technological platform.

The themes of the 2002 edition include federalism, e-government as a strategic factor of change, the digitalization of the Civil Service, the training and management of human resources, public communication and the quality of health services.

Sfera, a qualified partner for the planning and management of systems of e-learning and knowledge management fro the business and consumer markets, offers integrated teaching products supported by advanced training and course monitoring tools. As part of the exhibition dedicated computer installations make it possible to surf in the personalized training environments which include a mix of classroom and on-the-job experience, on-line tutoring and mentoring, virtual classrooms, course accompaniment and verification instruments, forums, chat groups and news groups.

The training solutions designed by Sfera are realized thanks to partnerships with world leaders in remote learning and with prestigious training institutes (including Cisco Systems, Englishtown.com, ISTUD, NETg, Poliedra-Politecnico di Milano, SDA Bocconi, Solving, Tesi, UCLA, Zanichelli).

Sfera has further broadened its own training activities with the acquisition of the ADS school (Scuola di Addestramento Specialistico) of the Enel Group, internationally recognized as one of the main centers of excellence in the areas of control, realization, management and maintenance of thermo-electric and hydro-electric power plants.

The courses presented by Sfera at Forum P.A. represent an opportunity to update professional competence in complex organizations, companies and the Civil Service and are the result of a collaboration that brings together know-how, experience, methodology and advanced technology in the provision of innovative remote learning services.

Sfera has an e-learning platform (LMS – Learning Management System) that is among the most complete, innovative and accessible infrastructures of ground and satellite

The platform offers a number of modes of access to contents and services, which can be personalized according to the specific client profile and characterized by a high level of structural flexibility. It represents, therefore, an ideal solution for both limited groups of users and large organizations.
The platform permits constant monitoring of the level of satisfaction of course participants, in order to increase the efficacy of the training activities provided. Thanks to a high degree of interactivity, the platform facilitates the dynamic creation of virtual communities, through the use of extremely advanced instruments for assistance and tutoring.
The system provides as well personalized reporting, in relation to the clients' needs and the role carried out. The service is available in ASP modality through Sfera, but can also be run on client Intranet systems.
Sfera's know-how has allowed it to create for the Enel Group the EDLS system (Enel Distance Learning System), through which more than 50,000 employees connected to the Group Intranet have access to e-learning courses and services through over 1,200 locations across the country.
Sfera's activities are part of the remote learning market (e-learning), at a time in which development prospects are sustained by a growth in interest by important companies and a deeper awareness of the field, on the part of both companies and the public sector.

Enel

Press Release

ENEL.IT (ENEL GROUP) PRESENTS INTEGRATED SOLUTIONS FOR E-GOVERNMENT AS A STRATEGIC FACTOR OF CHANGE AT "FORUM P.A. 2002"

Rome, May 6 – 10, 2002 – Enel.it, the company which manages the information technology for the Enel Group, is a participant at Forum P.A. 2002 (Fiera di Roma, May 6 to 10), an annual event created to promote direct and effective interaction between the Civil Service, companies and the general public on the topics of service quality and the effectiveness of public policy implementation, through displays and an exhibition area.
The Group's investment in ICT enable us today to ensure high-profile solutions in the new technology Internet sector and in advanced systems applications.
The experience developed in the utilities sector, synonymous with reliability in the management of complex systems and large numbers, makes Enel.it an ideal strategic partner for the Civil Service, which is committed to change and called upon to provide - to both the general public and companies - services which are more and more accessible and extensive.
In addition to an exhibition space which is rich in innovative proposals (stand 23/C, pavillion 23), Enel.it is participating in the exhibition with a program of meetings and conferences on topics that include front-end issues, electronic signatures, broad band, long-distance learning, the information society and on-line procurement systems.

Enel.it program of events and presentations:
Tuesday, May 7, 2002 at 3 p.m.

2/a.4 Front-end multi-channel systems for the provision of services and access instruments (web, GSM, third-party networks, single sales points, call centers, personalized communication possibilities).
"Contact Center: Multi-channel offers to customers"
Speaker: Walter Caimi

Thursday, May 9, 2002 at 9:30 a.m.

2/a.5 Instruments for authentication and access to services: CNS, CIE, certified electronic signature cards.
"The role of electronic signature cards within corporations: the Enel Group case study".
Speaker: Francesco Perna

Friday, May 10, 2002 at 9:30 a.m.

2/a.1 The development of the information society in Italy (broad band, digital

"Enel.it and its experience in e-business".
Speaker: Antonello Buondonno

Friday, May 10, 2002 at 3 p.m.
2/a.13 E-learning and advanced training instruments in the Civil Service.
"Enel.it's solutions for satellite broad band".
Speaker: Roberto Maddaloni

Friday, May 10, 2002 at 3 p.m.
S.4 Purchasing and e-procurement in the health services.
"Enel.it's experience e-procurement solutions and services".
Speaker: Antonello Buondonno

ENEL.IT SERVICES

Enel.it's offer for the Civil Service:

- *e-services*

In the field of services to the general public, Enel.it offers solutions via its single multi-service Web window: the on-line outlet system has already been created for one of the Enel Group companies and is available to 29 million clients.

- *e-tv and e-learning*

These are the Enel.it solutions for internal communications and long-distance training. e-tv offers integrated, flexible, extensive and effective company communication, the typical corporate communication needs.

The long-distance training system has been devised to provide a number of training products: web-based online courses for self-training and virtual classroom classes, collaborative services such as tutoring, forums, FAQ and infonews.

- *Integrated Document Management*

Enel.it proposes to create an integrated document platform for the Civil Service that is able to satisfy the principal requirements of process automation and document flows, based on Filenet technology

- *Municipal Computer System*

For the complete integration of all processes, Enel.it offers a solution to satisfy the needs and cover the duties of local government bodies.

- *e-security*

Enel.it, a qualified certification authority, offers its know-how in the field of computer security based on a public key infrastructure (PKI) for the protection of work stations and the creation of private virtual networks. In addition, it provides ciphering, strong authentication, and digital signature services for Internet/intranet environments, e-mail and ERP systems in a single platform.

- *e-procurement*

Enel.it's intelligent system for the computerized management of company catalogues and acquisition procedures which ensures competitiveness and saving.

Enel

Press Release

With the new organization it will be even easier to contact Enel

ENEL DISTRIBUZIONE: NEW COMMERCIAL ORGANIZATION AND NEW CUSTOMER SERVICES

A nation-wide toll-free number with 25 contact centers and 2,300 operators

Rome, May 7, 2002 – Twenty-five contact centers located throughout Italy and 2,300 operators. These are some of the data that characterize the toll-free number 800 900 800, a free service, active 24 hours a day, every day including holidays that Enel Distribuzione offers to its 30 million customers.

As of today, with a simple 800 900 800 telephone call you can carry out all the transactions that you used to do at Enel's offices: sign, modify or cancel a contract, communicate meter readings, examine payments and levels of consumption, request billing to your bank account or credit card, receive tariff advice, obtain reconnections, obtain information and report breakdowns.

In addition to the toll free number, it is possible to access Enel Distribuzione services through the www.prontoenel.it portal and at the "Qui Enel" corner.

The www.prontoenel.it portal is a real on-line services outlet, visited by over 90,000 clients in the first three months of this year.

Through the portal it is possible to carry out the most common transactions, obtain the contract best suited to your electricity needs, and pay bills with credit cards.

The "Qui Enel" corners are a new and stronger presence for Enel Distribuzione throughout the country. At these outlets - about 1,000 in all of Italy - customers, assisted by expert personnel, can sign, modify or cancel a contract, obtain information on tariffs, consumption and bills, communicate meter readings, request billing to bank accounts or credit cards.

From the beginning of the year until March 2002, "Qui Enel" corners have carried out about 75,000 transactions.

Thanks to this new commercial organization, Enel Distribuzione will be able to provide services that are more efficient and closer to the customer's needs.

Enel

Formez

Press Release

FORMEZ AND ENEL.IT (ENEL GROUP) INCORPORATE EUFORM.IT

A new company dedicated to remote training and advanced e-learning services for the Civil Service

Rome, May 8, 2002 – Formez, an association whose members are the Office of the Prime Minister - Department for the Civil Service, Regions and the association of local government bodies (ANCI, UPI, UNCEM), and Enel.it, the Enel Group company that manages its information technology and operates in the information and communication technology (ICT) market, announce the incorporation of Euform.it, a new company offering e-learning services for the Civil Service.

With the birth of Euform.it, which draws on a consolidated body of knowledge in training and avantgarde technology, a new important player enters the training market which can count on the many years of experience of Formez and on the technological solutions offered by Enel.it for e-learning and remote training.

Euform.it offers training and computer services specifically for the Civil Service with the objective of accompanying the process of renewal and growth, both cultural and professional, of human resources working within the Civil Service.

The new company will be able to provide remote training using Formez's cultural and professional heritage and the multi-media technology created by Enel.it, which already provides services to all the employees of the Enel Group.

Euform.it will take advantage of innovative and user-friendly technology able to satisfy all the needs related to professional roles and the specific interests of users. The offers are characterized by a high degree of interactivity and their multi-media structure, which can be adapted to the type of connection available (from modems linked to phone lines to broad band and satellite transmission). Euform.it is able to supply advanced communication instruments such as Web TV and satellite transmission.

Enel

Deutsche Bank

Press Release

SEI (ENEL GROUP) SELLS ITS 49% STAKE IN IMMOBILIARE RIO NUOVO TO DEUTSCHE BANK

Rome, May 9, 2002 - Sei, the real estate and services company of the Enel Group, sold its 49% shareholding in Immobiliare Rio Nuovo S.p.A. (IRN) to Deutsche Bank for 44.22 million euros. The transaction has received the required regulatory approval.
IRN is a property company incorporated by Sei (49%) and Deutsche Bank (51%) in July 2000.
The company's portfolio is predominately office space, located in Italy's largest cities. The portfolio comprises property from two sources: the original Sei contribution (393.5 million euros) and subsequent acquisitions by IRN. The value of the assets originally contributed by Sei was greater than the 343.4 million euros initially estimated, due to a different composition of the portfolio. Sei had also contributed to IRN a mortgage loan of 318 million euros.
Before the transaction, Deutsche Bank owned 47% of the company through its Real Estate Private Equity Group (REPEG), having sold the remaining 4% to EFG Eurobank Properties, a Greek property company 20%-owned by Deutsche Bank.
According to Chris Papachristophorou, Vice-President in the Real Estate Private Equity Group of Deutsche Bank A.G. London, and Renato Iodice, Chief Executive Officer of Sei, Deutsche Bank and Sei intend to maintain a close relationship and seek to explore new opportunities for co-operation in the Italian real estate market.

Sei is the real estate and services company of the Enel Group and manages the Group's properties worth approximately 2.4 billion euros in four main business areas: real estate, facility management, logistics and car rental fleet.

Deutsche Bank's Real Estate Private Equity Group is part of the newly created DB Real Estate, a division of Deutsche Bank's Asset Management business in the Private Clients and Asset Management Group. DB Real Estate operates globally and currently manages over USD 36 billion in gross assets.

Enel

Press Release

ENEL APPROVES FIRST QUARTER 2002 RESULTS

TAKING EQUITY SALES AND ACQUISITIONS INTO ACCOUNT, BOTH REVENUE (7,347 MILLION EUROS) AND EBITDA (2,016 MILLION EUROS) STABLE

POSITIVE PERFORMANCE OF NEW BUSINESSES AND MANAGEMENT EFFICIENCY BALANCE EROSION DUE TO REGULATIONS, LOWER FUEL PRICES AND THE FALL IN HYDRO GENERATION

SIGNIFICANT CONTRIBUTIONS TO EBITDA WERE MADE BY:

- **TELECOMMUNICATIONS (+117 MILLION EUROS COMPARED WITH -99 MILLION IN 2001)**
- **GAS (51 MILLION EUROS)**
- **INTERNATIONAL BUSINESSES (48 MILLION EURO)**

Rome, May 13, 2002 – The Board of Directors of Enel S.p.A. met today under the chairmanship of Chicco Testa to examine and approve the consolidated results regarding the first quarter of 2002.
To ensure uniform comparisons with the data of the first quarter of 2001, the latter are represented pro-forma and do not include the results of Elettrogen and Valgen (which were sold after March 31, 2001), while they do include those of Infostrada (which was acquired on March 31, 2001).

Total Group revenues amounted to 7,347 million euros and included 863 million euros from telecommunications and 1,449 million euros from other businesses, including 316 million from gas.
The gross operating margin (EBITDA) totaled 2,016 million euros.
The operating result (EBIT) was 760 million euros.
Net income was 279 million euros.

Demand for electricity in Italy in the first quarter of 2002 increased by 1.7%, compared with the same period a year earlier, and stood at 78.4 TWh.
Electricity dispatched into the network by Enel totaled 58.7 TWh and represented 80% of the total amount of electricity dispatched in Italy. The slight decrease with respect to the same period of the previous year (59.7 TWh) is the consequence of the sale of

The total volume sold by Enel during the first quarter of 2002 on the regulated market came to 41.3 TWh (46.3 TWh in the first three months of 2001). This reduction is mainly due to the opening of the free market, which in Italy increased by 5 TWh to 21 TWh. Enel Group sales on this market were 7.2 TWh, with a market share of around 34%.
Enel's net production over the period was 39.3 TWh, compared with 39.7 TWh in the first quarter of 2001, net of equity sales.
The hydro-electric component, due to the reduced rainfall of the period, fell by 42% to 5.3 TWh, compared with the 9.1 TWh of the earlier period.

Revenue, amounting to 7,347 million euros, was in line with that of the first quarter of 2001 (-0.1%). The increased revenues from telecommunications and international and new businesses compensated for the decline in electricity revenues, which was due mainly to the fall in fuel prices and the reduction in tariffs.

The gross operating margin (EBITDA) came to 2,016 million euros against the 2,050 million of the same period last year. The positive managerial performance, together with the contribution from new businesses, permitted the almost total recovery of the penalization due to regulatory changes and other exogenous factors.
In fact, on January 1st, 2002, the generation bonus included in tariffs was cancelled and distribution tariffs themselves fell further, while the production of electricity was influenced by the contraction of the hydroelectric component (down by 42%), as a result of lower rainfall.
Wind reported a positive gross margin of 117 million euros, compared with a negative gross margin of 99 million euros for the same period a year earlier. Wind's operating performance improved even with respect to its original plans, confirming the positive contribution of the acquisition of Infostrada.

The Operating Result (EBIT) was 760 million euros against the 893 million of the first quarter of 2001.
The contraction was mainly due to increased amortization and provisions linked to the development of telecommunications and international businesses.

Net income was 279 million euros (378 million euros in the first quarter of 2001). The results for the quarter do not yet include the benefits from the sale of Eurogen, which will be finalized by the end of next May.

Consolidated net assets totaled 21,376 million euros (21,109 million euros at the end of December 2001) and net financial debt stood at 23,225 million euros, compared with 21,930 million euros at the end of 2001, as a result of the acquisition of Viesgo. The debt/equity ratio at the end of the period was 1.09 compared with 1.04 at the end of 2001.

The number of Group employees on March 31, 2002, stood at 73,005, with an increase of 344 employees from the end of 2001. The increase was determined by the acquisition of Viesgo (+903 employees) less net terminations of 559 employees.

The Board of Directors also approved the organizational and managerial model (compliance program) to be applied by companies of the Enel Group, as called for by Legislative Decree no. 231 of 2001. The model approved has the aim of preventing accordance with the same Decree. This model, among the first to be adopted in our country by a listed company, will soon be presented to the Ministry of Justice.

A conference call for analysts will be held at 5:45 p.m. Support material for the conference is available on the investor relations page at www.enel.it.

23

Enel

Press Release

ENEL: 19 EXPRESSIONS OF INTEREST FOR INTERPOWER

Rome, May 13, 2002 – There were 19 operators, both Italian and foreign, who as of today expressed interest for the acquisition of the generation company Interpower.
The advisers are Credit Suisse First Boston, Lehman Brothers and Merrill Lynch who, in the coming days, will verify that the interested parties have met the requirements called for in the tender.

Enel

1Q2002 Consolidated Results

May 13th, 2002

(24)

1Q2002 Results at a Glance

Income Statement

	1Q2002		1Q2001 Pro-Forma		% Change	
	Total	**Telecom**	**Total**	**Telecom**	**Total**	**Telecom**
Revenues	7,347	921	7,351	768	-0.1%	19.9%
Operating Costs	5,331	804	5,301	867	0.6%	-7.3%
Of which:						
Personnel Costs	903	88	920	80	-1.8%	+10.0%
EBITDA	2,016	117	2,050	(99)	-1.7%	-
% of Revenues	*27%*	*13%*	*28%*	*-13%*		
EBIT	760	(114)	893	(281)	-14.9%	+59.4%
% of Revenues	*10%*	*-12%*	*12%*	*-37%*		
EBT	433	(197)	610	(347)	-29.0%	+43.2%
Net Income	279	(138)	378	(287)	-26.2%	+51.9%
% of Revenues	*4%*	*-15%*	*5%*	*-37%*		

All figures in Euro mn, unless otherwise stated

25

Enel

1Q2002 Results at a Glance

Balance Sheet

	March 31st, 2002	December 31st, 2001	% Change
Net Financial Debt	23,225	21,930	+5.9%
of which:			
WIND	5,706	5,321	+7.2%
Shareholders' Equity	21,376	21,109	+1.3%
Leverage	1.09x	1.04x	+0.05x
Net Capital Employed	44,601	43,039	+3.6%

All figures in Euro mn; unless otherwise stated

Enel

26

Consolidated Revenues: Growth in New Businesses



-0.1%
Total Revenues
7,351
7,347
+28.2%
Telecom
673
863
+62.1%
Other Revenues
-12.9%
Electricity
Revenues
5,784
5,035
1Q2001 Proforma
1Q2002

	Euro
Enel FTL	292mn
Gas	213mn
Enel Power	198mn
Dispatching	390mn
Connection Fees	130mn
Public Lighting	20mn
Real Estate & Services	18mn
Enel.it	11mn
Other Revenues	177mn

All figures in Euro mn, net of intercompany elisions

Enel

Electricity Revenue Analysis


5,784
-96
-885
-47
-105
+384
5,035
1Q01 Revenues Proforma
Δ Fixed Tariff
Δ Fuel Tariff Component
Free Market
0,31 cEuro/kWh Bonus
Other
1Q02 Revenues

All figures in Euro mn

Enel

Revenue and EBITDA Analysis by Business Areas

1Q01 Revenues Proforma (%)


Holding & Others
13%
TMT
7%
Distribution & Sale
(Gas)
1%
Energy
Management
28%
Distribution & Sale
(Electricity)
51%

1Q02 Revenues (%)


Holding & Others
11%
TMT
9%
Distribution & Sale
(Gas)
2%
Energy
Management
30%
Distribution & Sale
(Electricity)
48%

1Q01 EBITDA Proforma (%)


TMT
-3%
Holding & Others
11%
Distribution & Sale
(Gas)
1%
Distribution & Sale
(Electricity)
26%
Energy
Management
65%

1Q02 EBITDA (%)


TMT
8%
Holding & Others
8%
Distribution & Sale
(Gas)
2%
Distribution & Sale
(Electricity)
30%
Energy
Management
52%

Gross of intercompany elisions

Enel

Operational Data

	1Q2002		1Q2001		*% Change*	
	Enel	**Total**[1]	**Enel**	**Total**[1]	**Enel**	**Total**
Total Demand	52.4	78.4	56.2	77.0	-6.7%	1.7%
Losses	-3.9	-5.2	-4.1	-5.1	-3.5%	2.1%
Total Volumes Sold	48.5	73.2	52.1	71.9	-7.0%	1.7%
Of which:						
Regulated Market	41.3	52.2	46.3	55.9	-10.7%	-6.7%
High Voltage	*4.1*		*5.1*		-17.9%	
Medium Voltage	*10.8*		*14.4*		-25.1%	
Low Voltage	*26.4*		*26.8*		-1.5%	
Free Market	7.2	21.0	5.9	16.0	21.9%	30.9%
High Voltage	*3.5*		*3.8*		-6.4%	
Medium Voltage	*3.7*		*2.1*		71.2%	
Low Voltage	-	-	-	-		
Total Energy Dispatched	58.7	73.2	59.7	71.9	-1.6%	

All figures in TWh
(1) Enel's estimates

Enel

30

Operational Data - Cont'd

	1Q2002		1Q2001		% Change[1]	
	Enel	**Total[2]**	**Enel**	**Total[2]**	**Enel**	**Total**
Net Energy Production	39.3	67.9	39.7[3]	66.8	-0.9%	1.7%
Of which:						
Thermal	*33.0*		*29.4*[3]		12.0%	
Hydroelectric	*5.3*		*9.1*[3]		-42.1%	
Geothermal & Other	*1.0*		*1.2*[3]		-4.9%	
Imports	5.6	13.2	6.3	12.8	-11.6%	3.2%
Purchase of Energy	14.4		14.3		1.0%	
Sales to Producers	-4.2		-1.6		161.6%	
Pumping	-2.7	-2.7	-2.5	-2.5	9.7%	9.7%
Total Demand	52.4	78.4	56.2	77.0	-6.7%	1.7%

All figures in TWh
(1) Percentage change calculated on GWh
(2) Enel's estimates
(3) Proforma, net of Elettrogen and Valgen

Enel

COGS Analysis


+0.6%
5,301
5,331
920
11
321
400
1,155
1,347
1,240
903
11
415
370
1,298
1,231
1,232
Personnel
Other
Gas for Distribution + Fuel for Trading
Interconnections & Roaming
External Costs
Purchase of Energy
Cost of Fuel
1Q2001 Proforma
1Q2002

Headcount:

	2001	1Q02
Period-end	72,661	73,005(1)
Of which:		
Telecom	8,428	8,323

+0.5%

- Dispatching — Euro 264mn
- 75% recapture of *Penale Idro* — Euro 65mn
- Energy Management — Euro 129mn
- Distribution & Sale — Euro 267mn
- TMT — Euro326mn
- Engineering — Euro171mn
- Real Estate & Services — Euro 42mn
- Other — Euro34mn

All figures in Euro mn
Total COGS are net of capitalised costs
(1) Including Viesgo (903)

Enel

(32)

EBITDA Drivers



-34
2,050
(221)
(159)
(149)
+495
2,016
1Q2001 EBITDA(1)
Regulatory Changes
External Factors
Fuel Margin
Business Dynamics
1Q2002 EBITDA

All figures in Euro mn

(1) Pro forma, including Infostrada and excluding Elettrogen and Valgen

Enel

EBITDA Drivers - by Business Areas



-34
2,050
(291)
+81
+20
219
(63)
2,016
1Q2001 EBITDA(1)
Energy Management
Distribution & Sale (Electricity)
Distribution & Sale (Gas)
TMT
Holding & Other
1Q2002 EBITDA

All figures in Euro mn
(1) Pro forma, including Infostrada and excluding Elettrogen and Valgen

Gas Business: 1Q2002 Results

Gas 1Q02 Profit and Losses Statement

(Euro million)



316
(253)
63
(12)
51
320
240
160
80
0
Revenues
Costs
Gas Margin
Operating Costs(1)
EBITDA

(1) Net of connections and other revenues

2002 mcm Sold to Third Parties



Distribution & Sale 35%
Trade 22%
FTL 43%

Distribution & Sale	513 mcm
Trade	329 mcm
FTL	623 mcm
Total	**1,465 mcm**

Enel

Telecom Business: 1Q2002 Results

Market Share
- Fixed (excluding TI): 66%
- Mobile: 16%

Net Adds (1Q02)
- Fixed: 49%
- Mobile: 39%

Total Clients
- Fixed: 7.2mn
- Mobile: 8.1mn
- Internet: 10.0mn

Pageviews (1Q02)
- WIND/Infostrada: 1.8bn

Balanced Customers Mix



Fixed
28%
Mobile
32%
Internet
40%

Operating Results



+19.9%
768
921
Revenues
117
EBITDA
-99
-138
Net Loss
-287
1Q01(1)
1Q02

Financials do not include Enel Investment Holding BV
(1) Proforma including Infostrada

1Q2002 Results vs. 1Q2001

Income Statement

	1Q2002			1Q2001		
	Total	**Electricity**	**Telecom**	**Total**	**Electricity**	**Telecom**
Revenues[(1)]	7,347	6,426	921	6,940	6,451	489
Operating Costs[(1)]	5,331	4,527	804	4,749	4,159	590
Of which:						
Personnel Costs	903	815	88	909	863	46
EBITDA	2,016	1,899	117	2,191	2,292	(101)
% of Revenues	*27%*	*30%*	*13%*	*32%*	*36%*	*-21%*
EBIT[(2)]	911	1,025	(114)	1,218	1,419	(201)
Goodwill Amortisation	151	14	137	18	9	9

All figures in Euro mn, unless otherwise stated
(1) Electricity figures net of intercompany elisions
(2) Before Goodwill amortisation

Enel

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By:

Name: Avv.Claudio Sartorelli
Title: Secretary of Enel
Società per Azioni

Dated: May 16, 2002